UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Synthetic Voting Ballot Map of the Annual General Meeting (“AGM”) to be held on April 16, 2021, comprising the votes received through the Distance Voting Ballot by the Bookkeeper, pursuant to CVM Instruction 561.

2.	Synthetic Voting Ballot Map of the Extraordinary General Meeting (“EGM”) to be held on April 16, 2021, comprising the votes received through the Distance Voting Ballot by the Bookkeeper, pursuant to CVM Instruction 561.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: April 13, 2021

Item 1

Synthetic Voting Ballot Map of the Annual General Meeting (“AGM”) to be held on April 16, 2021, comprising the votes received through the Distance Voting Ballot by the Bookkeeper, pursuant to CVM Instruction 561.

NATURA &CO HOLDING S.A. Publicly-Held Company Entities of the Ministry of Economy (CNPJ/ME) No. 32.785.497/0001-97 State Registration (NIRE) 35.300.531.582
Annual General Meeting - April 16, 2021 - 8:00 a.m. DVB

Synthetic Voting Ballot Map of the Annual General Meeting ("AGM"), comprising the votes received through the Distance Voting Ballot by the Bookkeeper, pursuant to CVM Instruction 561. The information in this document reflects the information available in our bookkeeping system as of this date.

SYNTHETIC VOTING BALLOT MAP		O N

RESOLUTION MATTER		VOTE	SHAREHOLDING	% of corporate capital

1	Simple Resolution	APPROVE	239,042,808	17.37%
	Approval of the management’s report and of the financial statements, together with the independent auditors’ report, related to the fiscal year ended on December 31, 2020.	REJECT	0	0.00%
		ABSTAIN	55,320,344	4.02%
2	Simple Resolution	APPROVE	291,418,735	21.17%
	Approval of the proposal for allocation of the losses assessed in the fiscal year ended on December 31, 2020 to the Company’s accrued losses account.	REJECT	0	0.00%
		ABSTAIN	2,944,417	0.21%
3	Simple Resolution	APPROVE	68,505,416	4.98%
	Approval of the management proposal to resolve on the overall compensation of the Company’s managers, to be paid up to the date of the annual general meeting at which the Company’s shareholders vote on the financial statements for the fiscal year ending December 31, 2021.	REJECT	182,891,086	13.29%
		ABSTAIN	42,966,650	3.12%
4	Simple Question	YES	258,301,853	18.77%
	Although not included in the agenda of the AGM. the law allows shareholders who hold at least two percent (2%) of the Company’s capital to request the creation of a Fiscal Council. As required by law, this Ballot contains simple question No. 4 for the shareholder to express their opinion on the creation of the Fiscal Council. The Management suggests that the shareholders who opt for the remote voting vote “no” or “abstain” in the answer to the simple question No. 4. for the reasons exposed in the Management Proposal for the Annual and Extraordinary General Meetings to be held on April 16, 2021, available on Natura &Co’s website for Investors Relations (https://ri.naturaeco.com) and on CVM (www.gov.br/cvm) and B3 (www.b3.com.br) websites. Do you wish to request the instatement of the Fiscal Council, pursuant to article 161 of Law No. 6.404 of 1976?	NO	24,057,678	1.75%
		ABSTAIN	12,003,621	0.87%

5	Simple Question	YES	271,836,513	19.75%
	If a second call is necessary regarding the AGM, may the voting instructions included in this Remote Voting Ballot also be considered in the event of resolution for the matters of the AGM at a second call?	NO	20,143,182	1.46%
		ABSTAIN	2,383,457	0.17%

Item 2

Synthetic Voting Ballot Map of the Extraordinary General Meeting (“EGM”) to be held on April 16, 2021, comprising the votes received through the Distance Voting Ballot by the Bookkeeper, pursuant to CVM Instruction 561.

NATURA &CO HOLDING S.A. Publicly-Held Company Entities of the Ministry of Economy (CNPJ/ME) No. 32.785.497/0001-97 State Registration (NIRE) 35.300.531.582
Extraordinary General Meeting- April 16, 2021 – 8:00 a.m. DVB

Synthetic Voting Ballot Map of the Extraordinary General Meeting (“EGM”), comprising the votes received through the Distance Voting Ballot by the Bookkeeper, pursuant to CVM Instruction 561. The information in this document reflects the information available in our bookkeeping system as of this date.

SYNTHETIC VOTING BALLOT MAP	O N

RESOLUTION MATTER		VOTE	SHAREHOLDING	% of corporate capital

1	Approval of the rectification and ratification of the global compensation of the Company’s managers relating to the period from May 2020 to April 2021, fixed at the Company’s Annual General Meeting held on April 30, 2020.	APPROVE	98,489,935	7.16%
		REJECT	158,071,750	11.48%
		ABSTAIN	38,633,450	2.81%
2	Approval of the absorption of the losses assessed in the fiscal year ended on December 31, 2020 by the capital reserve account related to the premium in the issue/sale of the Company’s shares.	APPROVE	291,847,887	21.20%
		REJECT	388,100	0.03%
		ABSTAIN	2,959,148	0.21%
3	Resolve on the independence of Ms. Georgia Garinois-Melenikiotou, as candidate to the Company’s Board of Directors.	YES	283,803,987	20.62%
		NO	1,730,785	0.13%
		ABSTAIN	9,660,363	0.70%
4	Election of Ms. Georgia Garinois-Melenikiotou to hold office as independent member of the Company’s Board of Directors, for a term of office unified with the other members of the Board of Directors, which will end on the date of the annual general meeting at which the Company’s shareholders shall vote on the financial statements for the fiscal year ending on December 31, 2021.	APPROVE	285,720,478	20.76%
		REJECT	4,143,325	0.30%
		ABSTAIN	5,331,332	0.39%
5	Approval of the updating of article 5 of the Company’s Bylaws, so as to reflect the amount of the capital stock confirmed at the Board of Directors’ Meeting held on March 16, 2021.	APPROVE	291,012,075	21.14%
		REJECT	0	0.00%
		ABSTAIN	4,183,060	0.30%

6	Approval of the amendment to paragraph 1, article 16 of the Company’s Bylaws to provide that a majority of the Board of Directors be composed of external members, having at least one third of independent members.	APPROVE	292,250,718	21.23%
		REJECT	0	0.00%
		ABSTAIN	2,944,417	0.21%
7	Approval of the amendment to letter “j”, paragraph 4, article 18 of the Company’s Bylaws, to exclude the obligation that at least one Co-Chairman of the Board of Directors be a member of the Organizational Development and Personnel Committee.	APPROVE	292,250,718	21.23%
		REJECT	0	0.00%
		ABSTAIN	2,944,417	0.21%
8	Approval of the amendment to item (xxv) of article 20 of the Company’s Bylaws, to provide that the Board of Directors shall issue a statement on conducting public offerings for the purchase of shares the subject matter of which are other securities convertible into or exchangeable for shares issued by the Company, in addition to its shares.	APPROVE	292,250,718	21.23%
		REJECT	0	0.00%
		ABSTAIN	2,944,417	0.21%
9	Approval of the inclusion of the new item (xxviii) in article 20 of the Company’s Bylaws, to provide that the Board of Directors shall issue a statement on the terms and conditions of corporate restructurings, capital increases and other transactions giving rise to change of control and decide whether these transactions assure fair and equitable treatment to the company’s shareholders.	APPROVE	292,250,718	21.23%
		REJECT	0	0.00%
		ABSTAIN	2,944,417	0.21%
10	Approval of the inclusion of the new item (xxix) in article 20 of the Company’s Bylaws, to provide that the Board of Directors shall assess and annually disclose who are the independent directors of the Company, as well as inform and justify any circumstances that may jeopardize their independence.	APPROVE	292,250,718	21.23%
		REJECT	0	0.00%
		ABSTAIN	2,944,417	0.21%
11	Approval of the inclusion of the new item (xxx) in article 20 of the Company’s Bylaws, to provide that the Board of Directors shall resolve on the transactions with related parties it is empowered to resolve upon, as defined in the corresponding policy of the Company.	APPROVE	292,250,718	21.23%
		REJECT	0	0.00%
		ABSTAIN	2,944,417	0.21%
12	Approval of the amendment to item (xxvi), article 20 and to letter “c”, paragraph 2, article 24 of the Company's Bylaws, to correct the wording and cross-reference.	APPROVE	291,012,075	21.14%
		REJECT	0	0.00%
		ABSTAIN	4,183,060	0.30%
13	Approval of the restatement of the Company's Bylaws, to reflect the amendments set forth in the items above.	APPROVE	292,250,718	21.23%
		REJECT	0	0.00%
		ABSTAIN	2,944,417	0.21%

14	If necessary a second call for the EGM, the voting instructions contained herein can also be considered in the assumption of EGM on a second call?	YES	267,953,231	19.47%
		NO	24,858,447	1.81%
		ABSTAIN	2,383,457	0.17%